UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are the Management's Discussion and Analysis of Financial Condition and Results of Operations and the unaudited interim condensed consolidated financial statements and related information and data of DryShips Inc. (the "Company") as of and for the six-month period ended June 30, 2011.

This Report on Form 6-K and the exhibit hereto are hereby incorporated by reference into the Company's Registration Statement on Form F-3 ASR (Registration No. 333-169235) filed on September 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: August 30, 2011	By:	/s/ George Economou
George Economou
Chief Executive Officer

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unless otherwise specified herein, references to "DryShips" or the "Company" or "we" shall include DryShips Inc. and its applicable subsidiaries.  The following management's discussion and analysis should be read in conjunction with our unaudited interim condensed consolidated financial statements and related notes included herein.  This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission, or the Commission, on April 15, 2011 and our Registration Statement on Form F-3ASR, filed with the Commission on September 7, 2010.  See also the discussion in the section entitled "Forward Looking Statements" below.

Results of Operations
Six-months ended June 30, 2011 compared to the six-months ended June 30, 2010.
Selected Financial Data

(Expressed in thousands of U.S. Dollars)
	Six-months ended June 30,		Change
	2010 (As restated)	2011	Amount	%
REVENUES:
Voyage revenues	$229,169	$195,476	$(33,693)	(14.7)%
Revenues from drilling contracts	189,228	235,955	46,727	24.7%
	418,397	431,431	13,034	3.1%

EXPENSES:
Voyage expenses	13,537	12,062	(1,475)	(10.9)%
Vessels and drilling rigs operating expenses	95,094	147,843	52,749	55.5%
Depreciation and amortization	95,482	121,021	25,539	26.7%
Vessel impairment charge	-	112,104	112,104	-
(Gain)/Loss on sale of assets, net	(10,254)	705	10,959	(106.9)%
Gain from vessel insurance proceeds	-	(25,064)	(25,064)	-
General and administrative expenses	44,011	52,397	8,386	19.1%
Operating income	180,527	10,363	(170,164)	(94.3)%

OTHER INCOME /(EXPENSES):
Interest and finance costs	(40,147)	(64,459)	(24,312)	60.6%
Interest income	9,934	15,557	5,623	56.6%
Loss on interest rate swaps	(98,427)	(39,775)	58,652	(59.6)%
Other, net	(7,209)	2,279	9,488	(131.6)%
Total expenses, net	(135,849)	(86,398)	49,451	(36.4)%

INCOME/(LOSS) BEFORE INCOME TAXES	44,678	(76,035)	(120,713)	(270.2)%

Income taxes	(11,938)	(9,778)	2,160	(18.1)%
NET INCOME/(LOSS)	32,740	(85,813)	(118,553)	(362.1)%
Less: Net Income attributable to non controlling interest	-	(2,511)	(2,511)	-

NET INCOME/(LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$32,740	$(88,324)	$(121,064)	(369.8)%

The Company has three reportable segments from which it derives its revenues: Drybulk Carrier, Tanker and Drilling Rig segments. Our tanker segment commenced operations in January 2011 with the delivery of our first tanker.

Revenues

Drybulk Carrier segment

Voyage revenues decreased by $39.1 million, or 17.1% to $190.1 million for the six-month period ended June 30, 2011, as compared to $229.2 million for the six-month period ended June 30, 2010. The decrease is attributable to a smaller number of vessels operated and earning lower hire rates during the six months of 2011 as compared to the relevant period in 2010.

Tanker segment

Voyage revenues amounted to $5.3 million from our three tankers for the six-month period ended June 30, 2011, as we took delivery three of our tankers, the Saga, Vilamoura and Daytona on January 18, March 23 and April 29, 2011 respectively.

Drilling Rig segment

Revenues from drilling contracts increased by $46.8 million, or 24.7%, to $236.0 million for the six-month period ended June 30, 2011, as compared to $189.2 million for the six-month period ended June 30, 2010. The increase is primarily attributable to the operation of the Ocean Rig Olympia and Ocean Rig Corcovado that commenced revenue-generating activities during the six-month period ended June 30, 2011.

Voyage expenses

Drybulk Carrier segment

Voyage expenses decreased by $1.6 million, or 11.9%, to $11.9 million for the six-month period ended June 30, 2011, as compared to $13.5 million for the six-month period ended June 30, 2010. The decrease is attributable to a smaller number of vessels operated during the six-month period ended June 30, 2011, as compared to the relevant period in 2010. Furthermore, lower hire rates earned during the six months of 2011 resulted in lower brokerage commissions paid during the same period.

Tanker segment

Voyage expenses amounted to $0.2 million for the six-month period ended June 30, 2011.

Drilling Rig segment

The Drilling Rig segment did not incur any voyage expenses during the relevant periods.

Operating expenses

Drybulk Carrier segment

Vessel operating expenses increased by $4.1 million or 11.5% to $39.7 million for the six-month period ended June 30, 2011, as compared to $35.6 million for the six-month period ended June 30, 2010. The increase is attributable to a higher cost for the drydocking of vessels during the first six months of 2011, as compared to the costs incurred during relevant period in 2010.

Tanker segment

Vessel operating expenses amounted to $4.0 million for the six-month period ended June 30, 2011.

Drilling Rig segment

Drilling rig operating expenses increased by $44.6 million, or 75% to $104.1 million for the six-month period ended June 30, 2011, as compared to $59.5 million for the six-month period ended June 30, 2010. The increase in operating expenses during the first six months of 2011 was partly due to $17.2 million relating to the ten year class survey of Leiv Eiriksson. Furthermore, higher crew costs and other operating expenses were incurred as the Ocean Rig Corcovado and the Ocean Rig Olympia commenced drilling operations during 2011.

Depreciation and amortization expense

Drybulk Carrier segment

Depreciation and amortization expense decreased by $3.8 million, or 6.6%, to $53.7 million for the six-month period ended June 30, 2011, as compared to $57.5 million for the six-month period ended June 30, 2010. The decrease is mainly attributable to the increase in the assumed value of scrap steel for the purpose of estimating the residual values of vessels from $120 to $250 per light weight ton, effective January 1, 2011.

Tanker segment

Depreciation and amortization expense amounted to $2.1 million for the six-month period ended June 30, 2011.

Drilling Rig segment

Depreciation and amortization expense for the drilling rigs increased by $27.2 million, or 71.6%, to $65.2 million for the six-month period ended June 30, 2011, as compared to $38.0 million for the six-month period ended June 30, 2010. The increase in depreciation and amortization was fully attributable to the $27.4 million of depreciation related to the depreciation of the Ocean Rig Corcovado and Ocean Rig Olympia which were delivered during the six-month period ended June 30, 2011.

Gain on sale of assets, net

Drybulk Carrier segment

Gain on sale of assets amounted to $10.7 million for the six-month period ended June 30, 2010 due to the sale of two of our vessels (the MV Iguana and the MV Delray), while for the relevant period in 2011 there was a loss on sale of assets amounted to $0.6 million, due to the sale of one of our vessels (the MV Primera).

Tanker segment

The Tanker segment did not incur any asset sales during the relevant periods.

Drilling Rig segment

Loss on asset sales amounting to $0.1 million for the six-month period ended June 30, 2011 and $0.4 million for the six-month period ended June 30, 2010 related to disposal of office equipment.

Vessel Impairment Charge

Drybulk Carrier segment

During the six-month period ended June 30, 2011, we recorded a loss of $112.1 million due to our decision to sell five of our vessels (MV La Jolla, MV Conquistador, MV Brisbane, MV Samsara and MV Toro). No such loss was recorded during the relevant period in 2010.

Tanker segment

The Tanker segment did not incur any impairment loss during the relevant periods.

Drilling Rig segment

The Drilling segment did not incur any impairment loss during the relevant periods.

Gain on vessel insurance proceeds

Drybulk Carrier segment

The Company, during the six-month period ended June 30, 2011, recorded a gain of $25.1 million due to the insurance proceeds received for the total loss of MV Oliva.

General and administrative expenses

Drybulk Carrier segment

General and administrative expenses increased by $1.9 million, or 5.6%, to $35.8 million for the six-month period ended June 30, 2011, compared to $33.9 million for the six-month period ended June 30, 2010. This increase was mainly due to the increase of $3.7 million in management fees under the new management agreements entered on January 1, 2011. This increase was partly offset by the decreased amortization of the stock-based compensation expense of $15.7  million for the six-month period ended June 30, 2011 compared to the amortization of $17.6 million of stock-based compensation for the corresponding six-month period ended June 30, 2010. Additionally other income of $2.0 million relating to three vessels (MV Capitola, MV Capri and MV Samatan) was recorded against general and administrative expenses during the six-month period ended June 30, 2011.

Tanker segment

General and administrative expenses amounted to $0.9 million for the six-month period ended June 30, 2011.

Drilling Rig segment

General and administrative expenses increased by $5.6 million, or 55.4%, to $15.7 million for the six-month period ended June 30, 2011, as compared to $10.1 million for the six-month period ended June 30, 2010. This increase is mainly due to increased costs related to the management of six drilling units during the six-month period ended June 30, 2011 as compared to two drilling units during the six-month period ended June 30, 2010.

Interest and finance costs

Drybulk Carrier segment

Interest and finance costs increased by $3.4.million, or 8.0%, to $45.7 million for the six-month period ended June 30, 2011, as compared to $42.3 million for the six-month period ended June 30, 2010. The increase is mainly due to the increased amortization of bond issuance costs and interest expense on our $240 million aggregate principal amount of 5% convertible senior notes issued in April 2010 by $9.9 million which is partly offset by the decrease in loan interest expense of $6.4 million.

Tanker segment

The major part of interest and finance costs was capitalized to vessels under construction during the six-month period ended June 30, 2011.

Drilling Rig segment

Interest and finance costs increased by $23.1 million for the six-month period ended June 30, 2011. This great increase is mainly due to the increase of interest on long term debt and the increase in amortization of finance fees due to higher debt levels during 2011.

Interest income

Drybulk Carrier segment

Interest income increased by $1.1 million, or 26.8%, to $5.2 million for the six-month period ended June 30, 2011, as compared to $4.1 million for the six-month period ended June 30, 2010. This increase is mainly due to increased average cash balances and higher interest rates on our deposits.

Tanker segment

The Tanker segment did not incur any interest income during the relevant periods.

Drilling Rig segment

Interest income for drilling rigs increased by $4.6 million, or 79%, to $10.4 million for the six-month period ended June 30, 2011, as compared to $5.8 million for the six-month period ended June 30, 2010. The increase is mainly due to increased average cash balances and higher interest rates on our deposits.

Loss on interest rate swaps

Drybulk Carrier and Drilling Rig segments

The Company recorded $39.8 million of losses on interest rate swaps (Drybulk Carrier segment, $21.2 million; Drilling Rig segment, $18.6 million) for the six-month period ended June 30, 2011, as compared to a $98.4 million loss (Drybulk Carrier segment: $63.9 million; Drilling Rig segment, $34.5 million) for the six-month period ended June 30, 2010. This difference is mainly due to the negative (lower) trend in swap rates during the six-month period ended June 30, 2011, as compared to a positive (higher) trend in swap rates during the six-month period ended June 30, 2010.

Tanker segment

The Tanker segment did not incur any gain/(loss) on interest rate swaps during the relevant periods.

Other, net

Drybulk Carrier and Drilling Rig segments

The Company recorded $2.3 million gain on various financial instruments, including currency forward contracts and forward freight agreements (Drybulk carrier segment: gain of $2.7 million; Drilling Rig segment: loss of $0.4 million) for the six-month period ended June 30, 2011, as compared to $7.2 million loss (Drybulk segment: loss of $3.8 million; Drilling Rig segment: loss of $3.4 million) in the corresponding period of 2010.

Tanker segment

Other, net amounted to a gain of $0.01 million for the six-month period ended June 30, 2011.

Income taxes

Drybulk Carrier segment

We did not incur any income taxes on international shipping income in our Drybulk Carrier segment for the relevant periods.

Tanker segment

We did not incur any income taxes on international shipping income in our Tanker segment for the relevant periods.

Drilling Rig segment

Income taxes decreased by $2.1 million or 17.6% to $9.8 million for the six-month period ended June 30, 2011, compared to $11.9 million for the six-month period ended June 30, 2010. Since the drilling rigs operate in international waters around the world, they may become subject to taxation in many different jurisdictions. The basis for such taxation depends on the relevant regulation in the countries in which the drilling rigs operate. Consequently, there is no expected relationship between the income tax expense or benefit for the period and the income or loss before taxes.

Liquidity

As of June 30, 2011 we had cash and cash equivalents of $367.7 million and $440.7 million of restricted cash related to (i) bank deposits which are used to fund the loan installments coming due (or "retention accounts"); (ii) bank deposits permanently blocked as cash collateral; and (iii) required minimum cash and cash equivalents (or "minimum liquidity").

Our cash and cash equivalents decreased by $23.8 million or 6.1% to $367.7 million as of June 30, 2011, compared to $391.5 million as of December 31, 2010, while our restricted cash decreased by $333.1 million or 43% to $440.7 million as of June 30, 2011, compared to $773.8 million as of December 31, 2010.  The decrease in our cash and cash equivalents was mainly due to payments of yard installments amounting to $1,384.9 million while the decrease in restricted cash was primarily due to the repayment of the $300.0 million Credit Facility and corresponding release of restricted cash. Working capital is defined as current assets minus current liabilities (including the current portion of long-term debt). Our working capital deficit amounted to $16.2 million as of June 30, 2011, while as of December 31, 2010 there was a working capital surplus of $129.7 million. The working capital deficit as of June 30, 2011 is primarily due to yard installment payments of $1,177.2 million made for our drillships under construction, payments of $207.7 million for vessels under construction, loan repayments, finance fees payments and swap payments of approximately $574.3 million in aggregate and is partly offset by borrowings of $1,378.3 million under our majority-owned subsidiary, Ocean Rig UDW 9.5% Senior notes due to 2016 and our long and short-term credit facilities, the decrease by $333.1 million including the associated interest income of the cash deposits required by our lenders and cash generated from operations. We believe that we will be able to satisfy our liquidity needs for the next 12 months with the cash we generate from our operations and, if required, proceeds from future equity issuances.

Since our formation, our principal source of funds has been equity provided by our shareholders through equity offerings or at-the-market sales, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and grow our fleet, the maintenance of the quality of our vessels, compliance with international shipping standards, environmental laws and regulations, the funding of working capital requirements, principal repayments on outstanding loan facilities and the payment of dividends.

As of June 30, 2011, we had total indebtedness of $3.8 billion under our senior secured credit facilities, excluding unamortized financing fees.

Please refer to the discussion on Long-term Debt as detailed in Note 8 of our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2011.

Cash flow

Net cash provided by operating activities was $137.5 million for the six-month period ended June 30, 2011. In determining net cash provided by operating activities for the six-month period ended June 30, 2011, net loss was adjusted for the effects of certain non-cash items including $121.0 million of depreciation and amortization, $112.1 million of vessel impairment charge, $0.7 million of loss on sale of assets, $19.8 million of amortization and write-off of deferred financing costs, $16.3 million of amortization of deferred convertible senior debt costs, and $15.7 million of non-cash stock based compensation expenses. Moreover for the six-month period ended June 30, 2011, net loss was also adjusted for the effects of non-cash items such as the gain in the change in fair value of derivatives of $23.9 million, amortization of discontinued cash flow hedges of $6.7 million, amortization of below market value acquired time charters of $0.2 million and $4.3 million interest income on restricted cash. Net loss also adjusted for security deposits amounting to $19.3 million, loss on senior notes of $0.1 million and a gain on insurance proceeds amounting to $25.1 million. The Company had net cash outflows for working capital of $34.7 million for the six-month period ended June 30, 2011. Net cash provided by operating activities was $198.5 million for the six-month period ended June 30, 2010.

Net cash used in investing activities was $993.6 million for the six-month period ended June 30, 2011. The Company made payments of $1,384.6 million for advances for vessels and drilling units under construction, $0.3 million for vessel acquisitions and improvements and $30.0 million in connection with the option agreement with Samsung Heavy Industries Co. Ltd., or Samsung, for the construction of up to six additional newbuilding drillships. These cash outflows were partially offset by the decrease of $337.4 million in the amount of cash deposits required by lenders, the net proceeds of $25.7 million from the sale of vessels and $58.2 million of insurance proceeds. Net cash used in investing activities was $589.2 million for the six-month period ended June 30, 2010.

Net cash used in financing activities was $832.3 million for the six-month period ended June 30, 2011, consisting mainly of the borrowings of $1,378.4 million under our long and short-term credit facilities which were partly offset by $36.9 million payments for financing costs and repayments of $509.2 million for debt under our long and short-term credit facilities. Net cash used in financing activities was $91.5 million for the six-month period ended June 30, 2010.

Financing activities

Long-term debt

As of June 30, 2011, the Company was in compliance, had waivers for or had the ability to remedy breaches, if any, of financial covenants, including loan-to-value ratios, related to its credit facilities.

As of June 30, 2011, we had $2.3 billion of remaining installment payments under our drybulk and tanker and drillship newbuilding contracts. We have not obtained financing for our two newbuilding Panamax drybulk vessels, two Capesize drybulk vessels, 9 newbuilding tanker hulls, and three contracted drillships. We plan to finance these capital expenditures, amounting to $1,708.9 million in aggregate, with new debt or equity financing.

For more information, see "Item 5.B. Liquidity and Capital Resources – Breach of Loan Covenants" in our Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Commission on April 15, 2011.

If we are unable to obtain waiver extensions or covenant amendments from our lenders under any loan agreements with which we are not in compliance upon expiration of our current waiver agreements, our lenders could accelerate our indebtedness and foreclose on our vessels.  In addition, if conditions in the drybulk charter and offshore drilling markets decline from current levels and the market value of our vessels declines even further, we may seek to restructure our outstanding indebtedness.  For more information, see Note 8 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2011.

As of June 30, 2011, we had a total of $3.6 billion in debt outstanding (net of finance fees) under its credit facilities with various institutions. The table below reflects the classification of certain debt repayments scheduled to be due after June 30, 2011 as payable by such date indicated below.

Twelve months ending	Total (in thousands)
June 30, 2012	$431,712
June 30, 2013	352,068
June 30, 2014	645,719
June 30, 2015	943,476
June 30, 2016 and thereafter	1,431,876
3,804,851
Less: Financing fees	(216,779)
$3,588,072

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Contractual Obligations and Contingencies

The following table sets forth our contractual obligations and their maturity dates as of June 30, 2011:

Obligations	Total	1st year	2nd year	3rd year	4th year	5th year and thereafter
(In thousands of Dollars)
Shipbuilding contracts-Vessels (1)	$611,965	$353,920	$152,645	$105,400	$-	$-
Shipbuilding contracts-Drillships plus owners furnished equipment (2)	1,711,623	614,725	1,096,898	-	-	-
Retirement Plan Benefits (3)	1,902	75	76	98	99	1,554
Operating leases (4)	926	468	368	33	33	24
Office space rent (5)	133	28	28	28	28	21

Total	$2,326,549	$969,216	$1,250,015	$105,559	$160	$ $ 1,599

(1)
As of June 30, 2011, aggregate amounts of $19.8 million, $27.1 million and $99.3 million had been paid to the applicable shipyard for the construction cost of two newbuilding Panamax drybulk vessels, two newbuilding Capesize drybulk vessels and 9 newbuilding tanker hulls, respectively.

(2)	As of June 30, 2011, $853.7 million had been paid to the shipyard for the construction of the two drillships the Ocean Rig Poseidon and the Ocean Rig Mykonos.

(3)
Our majority-owned subsidiary Ocean Rig has three defined benefit plans for its employees managed and funded through Norwegian life insurance companies at June 30, 2011. The pension plans covered 52 employees by December 31, 2011. Pension liabilities and pension costs are calculated based on the actuarial cost method as determined by an independent third party actuary.

(4)
We entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five year term, which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. Ocean Rig also entered a three year office lease with a third party in Nicosia Cyprus which commenced on September 1, 2010. The lease agreements relating to office spaces are considered to be operational lease contracts.

(5)	We lease office space in Athens, Greece, from a son of Mr. George Economou, our President Chairman and Chief Executive Officer.

Recent Developments

●
We sold the vessels La Jolla, Conquistador, Brisbane,Samsara and Toro for a total sales price of $90.1 million, resulting in a net loss of $112.1 million. The vessels La Jolla and Conquistador were delivered on July 20 and July 25, 2011, respectively, the vessel Samsara was delivered on August 24, 2011  while the remaining two vessels are scheduled for delivery in the third  and fourth quarter of 2011.

●
On July 26, 2011, we entered into a definitive agreement to acquire 100% of the shares of OceanFreight Inc. (“OceanFreight”), a company listed on NASDAQ with the ticker OCNF and a fleet comprised of four Capesize bulk carriers, two Panamax bulk carriers, and five Very Large Ore Carriers scheduled for delivery in 2012 and 2013.  OceanFreight shareholders will be paid $11.25 per share in cash and they will also receive 0.52326 shares of Ocean Rig UDW for every share they own of OceanFreight.  We will also assume $143 million dollars in debt as a result of this transaction.  On August 24, 2011, we acquired 3,000,856 shares of OceanFreight from entities controlled by Mr. Anthony Kandylidis, the Chief Executive Officer of OceanFreight.  These shares represent a majority of the outstanding shares of OceanFreight.

●
On July 20, 2011, we entered into contracts with Petrobras Brazil for the Ocean Rig Corcovado and the Ocean Rig Mykonos for drilling operations offshore Brazil. The term of each contract is 1,095 days, with a total combined value of $1.1 billion. The contract for the Ocean Rig Mykonos is scheduled to commence directly after delivery of the drillship in September 2011 and the contract for the Ocean Rig Corcovado is scheduled to commence upon the expiration of the drillship’s current contract with Cairn.

●
On July 28, 2011 we took delivery of our newbuilding drillship, the Ocean Rig Poseidon, the third of four sixth generation, ultra-deepwater sister drillships being constructed by Samsung. In connection with the delivery of the Ocean Rig Poseidon, the final yard installment of $309.3 million was paid, which was financed with additional drawdowns in July 2011 under the Company’s credit facility.

●
Pursuant to the terms of the Securities Purchase Agreement, dated July 9, 2009, by and among the Company and Entrepreneurial Spirit Holdings Inc. and the sellers listed therein, and the Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company, all of the conditions for the mandatory conversion of 25% of the Company’s Series A Convertible Preferred Stock were met on July 31, 2011, the contractual delivery date of the Ocean Rig Poseidon.

●
On August 4, 2011, our board of directors announced that it approved the partial spin-off of our interest in Ocean Rig UDW.  We will distribute approximately 2,967,359 shares of common stock of Ocean Rig UDW.  The number of shares of common stock of Ocean Rig UDW to be distributed for each share of common stock of the Company will be determined by dividing 2,967,359 by the aggregate number of issued and outstanding shares of common stock of the Company on September 21, 2011, the record date for the distribution.  Ocean Rig UDW has applied to list its common stock on the NASDAQ Global Select Market.

●
On August 10, 2011, we amended the terms our $495.0 million credit facility for the construction of the Ocean Rig Mykonos to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos based on the Petrobras Brazil contract and on August 10, 2011, the cash collateral deposited for the drillship was released. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract.  All other material terms of the credit facility were unchanged.

●
On August 26, 2011, we commenced an offer to exchange up to 28,571,428 new common shares of Ocean Rig UDW that have been registered under the Securities Act of 1933, as amended, for an equivalent number of common shares of Ocean Rig UDW, previously sold in a private offering made in December 2010 to both non-U.S. persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act , pursuant to a registration statement on Form F-4 (File No. 333-175940) of Ocean Rig UDW filed with the Commission on August 1, 2011, as amended by Amendment No. 1 to Form F-4 and Post-Effective Amendment No. 1 to Form F-4 filed with the Commission on August 17, 2011 and August 30, 2011, respectively.

Significant Accounting policies

A discussion of our significant accounting policies is included in Note 2 in the Company's Annual Report on Form 20-F for the year ended December 31, 2010.

Changes in Accounting Policies

There have been no material changes to our accounting policies in the year ended December 31, 2010 other than the change in the depreciation described below and the adoption of recent accounting pronouncements disclosed in the footnotes to our accompanying unaudited interim condensed consolidated financial statements.

Cash flow hedges

Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

Dry bulk and Tanker Vessels' Depreciation

As from January 1, 2011, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $250 per lightweight ton. We have taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels. The impact of the increase in the scrap price used in the estimation of residual values will be a decrease in depreciation expense going forward. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 "Accounting Changes and Error Corrections," is the decrease of net loss for the six-month period ended June 30, 2011 by $2.0 million or $0.006 per weighted average number of shares, basic and diluted.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." The Company cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," and "expect" reflect forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

●	future operating or financial results;
●	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking and insurance costs;
●	the Company's ability to enter into new contracts for drilling rigs and drillships and future utilization rates and contract rates for drilling rigs and drillships;
●
future capital expenditures and investments in the construction, acquisition and refurbishment of drilling rigs and drillships (including the amount and nature thereof and the timing of completion thereof);

●	statements about drybulk shipping market trends, including charter rates and factors affecting supply and demand;
●	the Company's ability to obtain additional financing;
●	expectations regarding the availability of vessel acquisitions; and
●	anticipated developments with respect to pending litigation.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although DryShips believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, DryShips cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained in this report.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the  forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and drybulk vessel, drilling rig and drillship values, failure of a seller to deliver one or more drilling rigs, drillships or drybulk vessels, failure of a buyer to accept delivery of a drilling rig, drillship, or vessel, inability to procure acquisition financing, default by one or more charterers of the Company's ships, changes in demand for drybulk commodities or oil, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in DryShips Inc.'s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

DRYSHIPS INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

DRYSHIPS INC.
Consolidated Balance Sheets
As of December 31, 2010 and June 30, 2011 (unaudited)
(Expressed in thousands of U.S. Dollars - except for share and per share data)
	December 31, 2010	June 30, 2011
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$391,530	$367,674
Restricted cash	578,311	112,504
Trade accounts receivable, net	25,204	84,897
Due from related parties (Note 4)	20,939	28,970
Financial instruments (Note 9)	1,538	1,276
Vessel held for sale	-	20,200
Other current assets	47,588	96,164
Total current assets	1,065,110	711,685

FIXED ASSETS, NET:
Vessels and rigs under construction and acquisitions (Note 5)	2,072,699	1,889,230
Vessels, net (Note 6)	1,917,966	1,863,092
Drilling rigs, net (Note 6)	1,249,333	2,969,074
Total fixed assets, net	5,239,998	6,721,396

OTHER NON-CURRENT ASSETS:
Restricted cash	195,517	328,209
Intangible assets, net	10,506	9,784
Above-market acquired time charter	1,170	468
Other non-current assets (Note 7)	472,193	95,934
Total other non-current assets	679,386	434,395
Total assets	$6,984,494	$7,867,476

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt (Note 8)	$731,232	$429,957
Accounts payable and other current liabilities	14,009	52,459
Due to related parties (Note 4)	-	903
Accrued liabilities	67,554	89,303
Deferred revenue	49,937	91,444
Financial instruments (Note 9)	72,703	63,837
Total current liabilities	935,435	727,903

NON-CURRENT LIABILITIES:
Below- market acquired time charter	854	-
Long-term debt, net of current portion (Note 8)	1,988,460	3,158,115
Financial instruments (Note 9)	159,376	144,092
Other non-current liabilities	840	1,189
Total non-current liabilities	2,149,530	3,303,396

COMMITMENTS AND CONTINGENCIES (Note 12)	-	-
STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 500,000,000 shares authorized; 100,000,000 shares designated as Series A Convertible Preferred Stock at December 31, 2010 and June 30, 2011; 52,238,806 and 31,923,010 shares of Series A Convertible Preferred Stock issued and outstanding at December 31, 2010 and June 30, 2011, respectively (Note 10)	522	319
Common stock, $0.01 par value; 1,000,000,000 shares authorized at December 31, 2010 and June 30, 2011; 369,649,777 and 399,151,483 shares issued and outstanding at December 31, 2010 and June 30, 2011, respectively	3,696	3,991
Accumulated other comprehensive loss	(38,754)	(33,503)
Additional paid-in capital	3,062,444	3,081,993
Retained earnings	335,345	243,091
Total DryShips Inc. stockholders' equity	3,363,253	3,295,891
Non controlling interests	536,276	540,286
Total equity	3,899,529	3,836,177
Total liabilities and stockholders' equity	$6,984,494	$7,867,476

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Six months ended June 30,
	2010 (as restated-Note 3)	2011
REVENUES:
Revenues (Note 14)	$418,397	$431,431

EXPENSES:
Voyage expenses	13,537	12,062
Vessel and drilling rigs operating expenses	95,094	147,843
Depreciation and amortization	95,482	121,021
(Gain)/ Loss on sale of assets, net (Note 6)	(10,254)	705
Vessel impairment charge	-	112,104
Gain from vessel insurance proceeds	-	(25,064)
General and administrative expenses	44,011	52,397
Operating income	180,527	10,363

OTHER INCOME / (EXPENSES):
Interest and finance costs (Note 13)	(40,147)	(64,459)
Interest income	9,934	15,557
Loss on interest rate swaps (Note 9)	(98,427)	(39,775)
Other, net	(7,209)	2,279
Total expenses, net	(135,849)	(86,398)

INCOME/ (LOSS) BEFORE INCOME TAXES	44,678	(76,035)
Income taxes	(11,938)	(9,778)

NET INCOME/ (LOSS)	32,740	(85,813)

Less: Net income attributable to non controlling interest	-	(2,511)

NET INCOME/ (LOSS) ATTRIBUTABLE TO DRYSHIPS INC.	$32,740	$(88,324)

NET INCOME/ (LOSS) ATTRIBUTABLE TO COMMON STOCKHOLDERS (Note 15)	$25,978	$(92,254)

EARNINGS/ (LOSS) PER COMMON SHARE ATTRIBUTABLE TO DRYSHIPS INC. COMMON STOCKHOLDERS, BASIC AND DILUTED (Note 15)	$0.10	$(0.27)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, BASIC AND DILUTED (Note 15)	255,012,737	344,259,487

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

DRYSHIPS INC.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2010 and 2011
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Six months ended June 30,
	2010 (as restated-Note 3)	2011
Net Cash Provided by Operating Activities	$198,543	$137,492

Cash Flows from Investing Activities:
Vessel insurance proceeds	-	58,200
Option for future construction of rigs	-	(30,019)
Proceeds from sale of vessels, net of costs	42,190	25,670
Vessels acquisitions, improvements and other fixed assets	-	(251)
Advances for vessel acquisitions/rigs under construction	(508,346)	(1,384,632)
(Increase)/decrease in restricted cash	(119,354)	337,433
Drilling rigs, equipment and other improvements	(3,671)	-
Net Cash Used in Investing Activities	(589,181)	(993,599)

Cash Flows from Financing Activities :
Proceeds from issuance of convertible notes	237,552	-
Proceeds from long-term credit facility	4,075	1,378,313
Proceeds from share-lending arrangement	100	-
Payments of long-term credit facility	(149,152)	(509,169)
Payments of financing costs	(1,104)	(36,893)
Net Cash Provided by Financing Activities	91,471	832,251
Net decrease in cash and cash equivalents	(299,167)	(23,856)
Cash and cash equivalents at beginning of period	693,169	391,530
Cash and cash equivalents at end of period	$394,002	$367,674

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1. Basis of Presentation and General Information:

The accompanying unaudited interim condensed consolidated financial statements include the accounts of DryShips Inc. and its subsidiaries (collectively, the "Company" or "DryShips"). DryShips was formed on September 9, 2004 under the laws of the Republic of the Marshall Islands.  The Company is a provider of international seaborne drycargo and oil transportation services and deepwater drilling services.

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements. These statements and the accompanying notes should be read in conjunction with the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 15, 2011.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2011 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2011.

2. Significant Accounting policies:

Below are described the accounting changes that are adopted in the first half of 2011. A discussion of the Company's significant accounting policies can be found in the Company's Consolidated Financial Statements included in the Annual Report on Form 20-F for the year ended December 31, 2010 (the "Consolidated Financial Statements for the year ended December 31, 2010").

Drybulk and Tanker Vessels' Depreciation

The Company records the value of its vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. Depreciation begins when the vessel is ready for its intended use, on a straight-line basis over the vessel's remaining economic useful life, after considering the estimated residual value (vessel's residual value is equal to the product of its lightweight tonnage and estimated scrap rate). Second hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. The Company estimates the useful life of its vessels to be 25 years from the date of initial delivery from the shipyard and until December 31, 2010, estimated the residual value of its vessels to be $120 per lightweight ton. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations become effective.

Until December 31, 2010, the Company depreciated its vessels on a straight-line basis over their estimated useful lives, after considering their estimated residual values, based on the assumed value of the scrap steel available for recycling after demolition, calculated at $120 per lightweight ton. From January 1, 2011, the assumed value of scrap steel for the purpose of estimating the residual values of vessels is calculated at $250 per lightweight ton. The Company has taken this decision as steel prices and related scrap values have increased substantially over the past ten years and are currently at historically high levels. The impact of the increase in the scrap price used in the estimation of residual values will be a decrease in depreciation expense going forward. The effect of this change in accounting estimate, which did not require retrospective application as per ASC 250 "Accounting Changes and Error Corrections," is the decrease of net loss for the six-month period ended June 30, 2011 by $2,030 or $0.006 per weighted average number of shares, basic and diluted.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2. Significant Accounting policies – (continued):

Recent accounting pronouncements:

In May 2011, the FASB issued ASU No. 2011-04, “Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs” (ASU 2011-04). This newly issued accounting standard clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This ASU is effective on a prospective basis for annual and interim reporting periods beginning on or after December 15, 2011, which for the Company means January 1, 2012. The Company does not expect that adoption of this standard will have a material impact on its financial position or results of operations.

In June 2011, the FASB issued Accounting Standards Update (ASU) No. 2011-05, “Comprehensive Income (Topic 220)” (ASU 2011-05). This newly issued accounting standard (1) eliminates the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity; (2) requires the consecutive presentation of the statement of net income and other comprehensive income; and (3) requires an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. The amendments in this ASU do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income nor do the amendments affect how earnings per share is calculated or presented. This ASU is required to be applied retrospectively and is effective for fiscal years and interim periods within those years beginning after December 15, 2011, which for the Company means January 1, 2012. As this accounting standard only requires enhanced disclosure, the adoption of this standard will not impact the Company’s financial position or results of operations.

3. Restatement of Financial Statements:

Restatement of interest and finance costs:

The Company adjusted its previously reported financial statements for the six-month period ended June 30, 2010 to reflect the correction of an error in computing capitalized interest expense for assets under construction.   Management concluded that the factors affecting the capitalized interest calculations should also include the convertible senior notes issued in late November 2009 and April 2010 as also the amortization of deferred financing fees.

Additionally, the Company considered ASC 815-30, and adjusted its previously reported financial statements to reflect the correction of an error to reverse the reclassification into earnings of that portion of interest that should have remained in accumulated other comprehensive loss since it related to cash flow hedges of the variability of borrowings associated with assets under construction.  Such accumulated other comprehensive loss should be reclassified into earnings in the same period or periods during which the hedged transactions affect earnings.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3. Restatement of Financial Statements – (continued):

The following tables reflect the impacts on the financial statement line items of the accounting adjustments:

Consolidated Statement of Operations

For the Six-Month Period Ended June 30, 2010
	(as previously reported)	(as restated)

Interest and finance costs	$(57,715)	$(40,147)
Total other expenses, net	(153,417)	(135,849)
Income before income taxes	27,110	44,678
Net income attributable to DryShips Inc.	15,172	32,740
Net income attributable to common stockholders	8,622	25,978
Earnings per common share, basic and diluted	$0.03	$0.10

The impact of the foregoing errors is shown below:

Consolidated Cash Flow	For the Six-Month Period Ended June 30, 2010
	(as previously reported)	(as restated)
Net Cash provided by Operating Activities	$175,644	$198,543
Advances for vessel acquisitions/rigs under construction	(485,447)	(508,346)
Net cash Used in Investing Activities	$(566,282)	$(589,181)

4. Transactions with Related Parties:

The amounts included in the accompanying consolidated balance sheets and unaudited interim condensed statements of operations are as follows:

	December 31, 2010	June 30, 2011
Balance Sheet
Due to related party – Cardiff	$-	$(903)
Due from related party – TMS Bulkers	-	24,267
Due from related party – TMS Tankers	-	4,483
Due from related party – Cardiff Marine	20,939	-
Due from related party - Sigma and Blue Fin pool	-	220
Vessels and rigs, net – Cardiff./TMS Tankers, for the year/period	430	8,138
Advances for vessels/rigs under construction – Cardiff/TMS Bulkers/ TMS Tankers, for the year/period	5,321	6,929
Additional paid in capital – Vivid	(1,700)	(4,240)
Additional paid in capital – Cardiff	-	(5,694)
Current Assets- Sigma and Blue Fin pool.	-	2,634
Non-current assets- Sigma and Blue Fin pool	$-	$400

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties – (continued):

	Six- month period ended June 30,
	2010	2011
Statement of Operations
Voyage Revenues – Sigma and Blue Fin pool	$-	$5,348
Voyage expenses – Cardiff.	(2,811)	-
Voyage expenses – TMS Tankers	-	(67)
Voyage expenses – TMS Bulkers.	-	(2,359)
Gain on sale of assets-commissions-Cardiff	435	-
General and administrative expenses:
- Management fees - Cardiff	(8,492)	-
- Management fees – TMS Tankers	-	(787)
- -Management fees – TMS Bulkers	-	(13,672)
- Consultancy fees – Fabiana	(1,797)	(1,919)
- Consultancy fees – Vivid	-	(205)
- SOX fees – Cardiff	(1,490)	-
- Rent	(6)	(10)
- Amortization of CEO stock based compensation	$(17,597)	$(15,635)
(Per day and per quarter information in the note below is expressed in United States Dollars/Euros)

TMS Bulkers Ltd. – TMS Tankers Ltd.:
Effective January 1, 2011, each drybulk ship-owning company entered into new management agreements with TMS Bulkers Ltd. (''TMS Bulkers'') which replaced the Company's management agreements with Cardiff Marine Inc. ("Cardiff”)  that were effective as of September 1, 2010 through December 31, 2010. TMS Bulkers provides comprehensive drybulk ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Bulkers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance. Each new vessel management agreement provides for a fixed management fee -the same as those charged by Cardiff according to previous agreements effective September 1, 2010- of Euro 1,500 ($2,174 based on the Euro/U.S. Dollar exchange rate at June 30, 2011) per vessel per day which is payable in equal monthly installments in advance and is automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.

Effective January 1, 2011, each of the Company's tanker ship-owning company entered into new management agreements with TMS Tankers Ltd. (''TMS Tankers'') and together with TMS Bulkers, the "Managers". The Managers are beneficially majority owned by George Economou and members of his immediate family. TMS Tankers provides comprehensive tanker ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training as well as supply provisioning. TMS Tankers' commercial management services include operations, chartering, sale and purchase, post-fixture administration, accounting, freight invoicing and insurance.

Under the management agreements TMS Tankers is entitled to a construction supervisory fee of 10% of the budget for the vessel under construction, payable up front in lieu of the fixed management fee. Once the vessel is operating TMS Tankers is entitled to a daily management fee per vessel of Euro 1,700 ($2,464 based on the Euro/U.S. Dollar exchange rate at June 30, 2011), payable in equal monthly installments in advance and automatically adjusted each year to the Greek Consumer Price Index for the previous year by not less than 3% and not more than 5%.

Under their respective agreements the Managers are also entitled to (i) a discretionary incentive fee, (ii) a commission of 1.25% on charter hire agreements that are arranged by the Managers and (ii) a commission of 1% of the purchase price on sales or purchases of vessels in the Company's fleet that are arranged by the Managers.

Transactions with TMS Bulkers and TMS Tankers in Euros were settled on the basis of the average USD rate on the invoice date.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - (continued):

Drillship Management Agreements with Cardiff: Effective December 21, 2010, the Company terminated its management  agreements with Cardiff pursuant to which Cardiff provided supervisory services in connection with the construction of the drillships Ocean Rig Corcovado and Ocean Rig Olympia. The Company paid Cardiff a management fee of $40 per month per drillship for Ocean Rig Corcovado and Ocean Rig Olympia. The management agreements also provided for: (i) a chartering commission of 1.25% on revenue earned; (ii) a commission of 1% on the shipyard payments or purchase price paid for drillships; (iii) a commission of 1% on loan financing or refinancing; and (iv) a commission of 2% on insurance premiums. These agreements were replaced with the Global Services Agreement discussed below.

Global Services Agreement: On December 1, 2010, the Company entered into a Global Services Agreement with Cardiff, effective December 21, 2010, pursuant to which the Company has engaged Cardiff to act as consultant on matters of chartering and sale and purchase transactions for the offshore drilling units operated by the Company. Under the Global Services Agreement, Cardiff, or its subcontractor, (i) provides consulting services related to identifying, sourcing, negotiating and arranging new employment for offshore assets of the Company and its subsidiaries, including the Company's drilling units; and (ii) identifies, sources, negotiates and arranges the sale or purchase of the offshore assets of the Company and its subsidiaries, including the Company's drilling units. In consideration of such services, the Company pays Cardiff a fee of 1.0% in connection with employment arrangements and 0.75% in connection with sale and purchase activities. For the six-month period ended June 30, 2011 the Company paid $800 as fees related to the Global Services Agreement regarding employments arrangements. Transactions with Cardiff in Euros were settled on the basis of the average USD rate on the invoice date.

Fabiana Services S.A.: Under the consultancy agreement effective from February 3, 2005, between the Company and Fabiana Services S.A. ("Fabiana"), a related party entity incorporated in the Marshall Islands, Fabiana provides consultancy services relating to the services of George Economou in his capacity as Chief Executive Officer of the Company (Note 11).

On January 25, 2010, the Compensation Committee approved that a bonus in the form of 4,500,000 shares of the Company's common stock, par value $0.01, be granted to Fabiana for the contribution of George Economou for CEO services rendered during 2009 as well as for anticipated contribution of such services during the years 2010, 2011 and 2012. The shares shall vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011 respectively; and 1,500,000 shares to vest on December 31, 2012. In addition, the annual remuneration to be awarded to Fabiana under the consultancy agreement was increased to Euro 2.7 million ($3.9 million based on the Euro/U.S. Dollar exchange rate as of June 30, 2011).

On January 12, 2011, the Compensation Committee approved a $4 million bonus and 9,000,000 shares of the Company's common stock payable for CEO services rendered during 2010. The shares were granted to Fabiana and vest over a period of eight years, with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011, through 2018, respectively.

Vivid Finance Limited: Under the consultancy agreement effective from September 1, 2010 between the Company and Vivid Finance Limited ("Vivid Finance"), a related party entity incorporated in Cyprus, Vivid Finance provides the Company with financing-related services such as (i) negotiating and arranging new loan and credit facilities, interest rate swap agreements, foreign currency contracts and forward exchange contracts, (ii) renegotiating existing loan facilities and other debt instruments and (iii) the raising of equity or debt in the capital markets. In exchange for its services, Vivid Finance is entitled a fee equal to 0.20% on the total transaction amount. The consultancy agreement has a term of five years and may be terminated (i) at the end of its term unless extended by mutual agreement of the parties; (ii) at any time by the mutual agreement of the parties; and (iii) by the Company after providing written notice to Vivid Finance at least 30 days prior to the actual termination date.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

4. Transactions with Related Parties - (continued):

Private offering: A company controlled by the Company’s Chairman, President and Chief Executive Officer, Mr. George Economou, purchased 2,869,428 common shares, or 2.38% of the common shares of the Company’s majority-owned subsidiary, Ocean Rig UDW, in a private offering that was completed on December 21, 2010. The offering price was $17.50 per share. The price per share paid was the same as that paid by other investors taking part in the private offering.

Legal services Mr. Savvas D. Georghiades, a member of the Ocean Rig UDW's Board of Directors, provides legal services to certain subsidiaries through his law firm, Savvas D. Georghiades, Law Office. For the six-month period ended June 30, 2010 and 2011 the Company paid a fee of Euro 33,149 and Euro 47,390 respectively for the legal services provided by Mr. Georghiades.

Lease Agreement: The Company leases office space in Athens, Greece from a son of George Economou.

Sigma Tankers Inc. pool  and Blue Fin Tankers Inc. pool :  Tankers Saga and Daytona are employed in the Sigma Tankers Inc. pool (''Sigma'') while tanker Vilamoura is employed in the Blue Fin Tankers Inc. pool (''Blue Fin''). Sigma and Blue Fin are spot market pools managed by Heidmar Inc. George Economou is Chairman of the Board of Directors of Heidmar Inc.

5. Vessels and Rigs under Construction and Acquisitions:

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding contracts with the shipyards, supervision costs and any material related expenses incurred during the construction periods, all of which are capitalized in accordance with the accounting policy discussed in Note 2 of the Consolidated Financial Statements for the year ended December 31, 2010.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31,	June 30,
	2010	2011
Balance at beginning of year/period	$1,182,600	$2,072,699
Advances for vessels/drillships under construction and related costs	894,416	1,783,129
Vessels/drillships delivered	(4,317)	(1,966,598)
Balance at end of year/period	$2,072,699	$1,889,230

On January 3, 2011 the Company took delivery of its newbuilding drillship, the Ocean Rig Corcovado, and the final yard installment of $289,000 and winterization cost of $5,569 were released to the yard.

On March 30, 2011, the Company took delivery of its newbuilding drillship, the Ocean Rig Olympia and the final yard installment of $288,400 was paid.

On April 12, 2011, the Company concluded an order with an established Chinese shipyard for two 176,000 dwt drybulk vessels, namely hull number H1241 and H1242, for an aggregated price of $54,164 million per vessel and made advance payments of $27,082 to the yard for both vessels. The vessels are expected to be delivered in the third and the fourth quarters of 2012, respectively.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

5. Vessels and Rigs under Construction and Acquisitions – (continued):

On April 18, 2011, April, 27 and June 23, 2011, pursuant to the drillship master agreement (Note 7), the Company exercised three of its four newbuilding drillship options under its contract with Samsung Heavy Industries Co., Ltd. (“Samsung”), dated November 22, 2010 and entered into shipbuilding contracts for three seventh generation ultra-deepwater drillships namely NB#1, NB#2 and NB#3, for a total yard cost of $608,000, per drillship. The Company paid $622,394 to the shipyard in connection with the exercise of these options.  Delivery of these hulls is scheduled for July 2013, September 2013 and November 2013, respectively.

On May 16, 2011, the Company entered into an addendum to its option contract with Samsung, pursuant to which the Company was granted the option for the construction of up to two additional ultra-deepwater drillships, which would be “sister-ships” to the Ocean Rig Corcovado, the Ocean Rig Olympia, the Ocean Rig Poseidon and the OceanRig Mykonos and the seventh generation ultra-deepwater drillships described above, with certain upgrades to vessel design and specifications. Pursuant to the addendum, the two additional newbuilding drillship options and the remaining option under the original contract may be exercised at any time on or prior to January 31, 2012.

During the six-month period ended June 30, 2011, the Company also paid an amount of $156,061 to the yard for the construction of the Ocean Rig Poseidon and the Ocean Rig Mykonos, an amount of $6,610 for the construction of the two newbuilding drybulk vessels, namely H1637 and H1638, and an amount of $175,000 for the construction of the eight newbuilding tankers.

6. Vessels and Drilling Rigs:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Drybulk and Tanker vessels:
	Cost	Accumulated Depreciation	Net book Value
Balance, December 31, 2010	$2,328,845	(410,879)	$1,917,966
Additions/transfers from vessels under construction	192,672	-	192,672
Disposals	(26,500)	223	(26,277)
Vessel total constructive loss	(35,261)	2,125	(33,136)
Vessel transfer to held for sale	(21,104)	904	(20,200)
Impairment loss	(193,067)	80,963	(112,104)
Depreciation	-	(55,829)	(55,829)
Balance, June 30, 2011	$2,245,585	(382,493)	$1,863,092

On March 17, 2011, the Company's vessel Oliva, was ran aground and sank in the South Atlantic Ocean. The vessel was declared a total actual loss and the Company has collected all of the insurance proceeds.

On January 18, 2011, March 23, 2011 and April 29, 2011 the Company took delivery of the newbuilding tankers Saga, Vilamoura and Daytona, respectively for an aggregate amount of $192,672.

During the fourth quarter of 2010, the Company concluded a Memorandum of Agreement for the sale of vessel Primera for a sale price of $26,500. The vessel was delivered to her new owners at April 4, 2011 realizing a total loss of $618.

On July 1, July 15 and August 24,  2011, the Company concluded Memoranda of Agreement for the sale of the vessels Conquistador, Brisbane, Samsara and Toro. An impairment loss of $106,187 was recognized in the attached statement of operations (Note 17).

During the second quarter of 2011, the Company concluded a Memorandum of Agreement for the sale of vessel La Jolla for a sale price of $20,200. The Company has classified the La Jolla as "held for sale" in the accompanying June 30, 2011 consolidated balance sheet, as all criteria required for its classification as "Vessel held for sale" was met and an impairment loss of $5,917 was recognized as a result of the reduction of the vessel’s carrying amount to its fair value less cost to sell.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6. Vessels and Drilling Rigs – (continued):

Drilling Rigs:

	Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2010	$1,441,630	(192,297)	$1,249,333
Additions/transfers from rigs under construction	1,784,185	-	1,784,185
Disposals	(169)	70	(99)
Depreciation	-	(64,345)	(64,345)
Balance, June 30, 2011	$3,225,646	(256,572)	$2,969,074

As of June 30, 2011, all of the Company's vessels and drilling units except for the vessel Toro have been pledged as collateral to secure the bank loans (Note 8).

7. Other non current assets:

The amounts included in the accompanying consolidated balance sheets are as follows:

	December 31, 2010	June 30, 2011
Security deposits for derivatives	$78,600	$59,300
Delivery payment for drillship	294,569	-
Option for construction of drillships	99,024	24,756
Other	-	11,878
Balance at end of year/period	$472,193	$95,934

 As of December 31, 2010, security deposits (margin calls) of $39,500 and $39,100 for the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, were paid and recorded as "Other non current assets" in the accompanying consolidated balance sheet as of December 31, 2010. As of June 30, 2011, security deposits (margin calls) of $30,000 and $29,300 for the Ocean Rig Poseidon and the Ocean Rig Mykonos, respectively, were recorded as "Other non current assets" in the accompanying interim condensed consolidated balance sheet. These deposits are required by the counterparty due to the market loss in the swap agreements as of December 31, 2010 and June 30, 2011.

On December 28, 2010 the final yard installment of $294,569 for the Ocean Rig Corcovado was paid to a suspense account and was recorded as 'Other non current assets' in the accompanying consolidated balance sheets. On January 3, 2011 and in connection with the delivery of Ocean Rig Corcovado the balance in the suspense account was released to the yard.

On November 22, 2010, the Company, entered into a contract with Samsung for the construction of up to four additional ultra-deepwater drillships, which would be "sister-ships" to the Ocean Rig Corcovado, Ocean Rig Olympia, Ocean Rig Poseidon and the Ocean Rig Mykonos with certain upgrades to vessels design and specifications. The total construction cost is estimated to be $608.0 million per drillship. The option agreement required the Company to pay a non-refundable slot reservation fee of $24,756 per drillship, which fee will be applied towards the drillship contract price if the options are exercised. The UDW option agreement was novated by the Company to the Company’s majority-owned subsidiary, Ocean Rig UDW, on December 30, 2010, at a cost of $99,024 paid by Ocean Rig UDW. During the six-month period ended June 30, 2011, the Company paid an additional amount of $30,019 to exercise three of the above options. On May 16, 2011, Ocean Rig UDW, entered into an addendum to the option agreement for the construction of up to two additional ultra-deepwater drillships with the same contract terms, conditions and specifications as the four drillships of the option agreement and to extend the date to exercise the fourth option from November 22, 2011 to January 31, 2012.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

7. Other non current assets – (continued):

The Company has exercised three of the six options under the option agreement and, as a result, has entered into shipbuilding contracts for three seventh generation, ultra-deepwater drill ships with deliveries scheduled in July 2013, September 2013 and November 2013, respectively. The Company may exercise the three remaining newbuilding drillship options at any time on or prior to January 31, 2012, with vessel deliveries ranging from the first to the third quarter of 2014, depending on when the options are exercised.

8. Long-term Debt:

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	December 31, 2010	June 30, 2011
Convertible Senior Notes	$700,000	$700,000
Ocean Rig Senior Notes	-	500,000
Loan Facilities – Drybulk Segment	950,290	858,002
Loan Facilities – Tanker Segment	-	101,146
Loan Facilities – Drilling Rig Segment	1,285,358	1,645,703
Less: Deferred financing costs and unamortized discount	(215,956))	(216,779)
Total debt	2,719,692	3,588,072
Less: Current portion	(731,232))	(429,957)
Long-term portion	$1,988,460	$3,158,115

During the six-month period ended June 30, 2011, the Company made scheduled principal payments and prepayments of $509,169.

Convertible Senior Notes and Related Borrow Facility
In conjunction with the public offering of 5% $460,000 and $240,000 aggregate principal amount of 5% Convertible unsecured Senior Notes (collectively, the "Notes") in November 2009 and April 2010, the Company also entered into share lending agreements with an affiliate of the underwriter of the offering, or the share borrower, pursuant to which the Company loaned the share borrower an aggregate of approximately 36.1 million shares of the Company's common stock. Under the share lending agreements, the share borrower is required to return the borrowed shares when the Notes are no longer outstanding. The Company did not receive any proceeds from the sale of the borrowed shares by the share borrower, but the Company did receive a nominal lending fee of $0.01 per share from the share borrower for the use of the borrowed shares.

The fair value of the outstanding loaned shares as of December 31, 2010 and June 30, 2011 was $198,189 and $151,259, respectively. On the day of the Note issuance the fair value of the share lending agreements was determined to be $14,476 based on a 5.5% interest rate of the Notes without the share lending agreement and was recorded as debt issuance cost. Amortization of the issuance costs associated with the share lending agreement recorded as interest expense during the six-month periods ended June 30, 2010 and 2011,  was $930 and $1,476, respectively resulting in an unamortized amount of $11,259 and $10,189 at June 30, 2010 and 2011, respectively.

Since the Company's stock price was below the Notes conversion price of $7.19 as of June 30, 2011, the if-converted value did not exceed the principal amount of the Notes.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term Debt – (continued):

The total interest expense related to the Notes in the Company's unaudited interim condensed consolidated statement of operations for the six-month periods ended June 30, 2010 and 2011 was $24,496 and $33,760, respectively, of which $10,831 and $16,260, respectively are non-cash amortization of the discount on the liability component and $13,665 and $17,500, respectively are the contractual interest to be paid semi-annually at a coupon rate of 5% per year. At June 30, 2011 the net carrying amount of the liability component and unamortized discount were $554,229 and $145,771, respectively.

The Company's interest expense associated with the $460,000 aggregate principal amount and $240,000 aggregate principal amount of Notes is accretive based on an effective interest rate of 12% and 14%, respectively.

Ocean Rig Senior Notes
On April 27, 2011, the Company’s majority-owned subsidiary, Ocean Rig UDW, issued $500.0 million aggregate principal amount of its 9.5% senior unsecured notes due 2016 (the “OCR UDW Notes”) offered in a private placement resulting in net proceeds of approximately $487.5 million. The $500.0 million 9.5% senior unsecured notes due 2016 are unsecured obligations and rank senior in right of payment to any of our future subordinated indebtedness and equally in right of payment to all of our existing and future unsecured senior indebtedness.  The notes will not be guaranteed by any of the Company’s subsidiaries. The Company may redeem some or all of the notes as follows: (i) at any time and from time to time from April 27, 2014 to April 26, 2015, at a redemption price equal to 104.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption; or (ii) at any time and from time to time from April 27, 2015 at a redemption price equal to 102.5% of the aggregate principal amount, plus accrued and unpaid interest to the date of redemption.  Upon a change of control, which occurs if 50% or more of Ocean Rig UDW’s shares are acquired by any person or group other than DryShips or its affiliates, the noteholders will have an option to require Ocean Rig UDW to purchase all outstanding notes at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest to the date of purchase. As per June 30, 2011 the Company was in compliance with the bond agreement financial covenants.

The total interest expense related to the OCR UDW Notes in the Company's unaudited interim condensed consolidated statement of operations for the six-month periods ended June 30, 2011 was $8,312. The contractual semi-annual coupon interest rate is 9.5% per year.

On April 26, 2011, a wholly owned subsidiary of the Company agreed to purchase from three unaffiliated companies senior unsecured notes of Ocean Rig in the total aggregate principal amount of $75 million.  During the period from May 19, 2011 to June 29, 2011 the subsidiary sold to third parties these senior unsecured notes with notional amount of $51 million resulting in to gain of $1,257.

Credit facilities
As at June 30, 2011, the Company had three open credit facilities, which are reduced in quarterly and semi-annual installments. The aggregate available unused amounts under these facilities at December 31, 2010 and June 30, 2011 were $930,477 and $717,409, respectively. The Company is required to pay a quarterly commitment fee of 0.60% per annum of the unutilized portion of the line of credit. Interest is payable at a rate based on LIBOR plus a margin.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term Debt – (continued):

On April 27, 2011, the Company entered into an amended agreement with all lenders under the Two $562,000 Loan Agreements to restructure the original agreements. The principal terms of the restructuring are as follows: (i) the maximum amount permitted to be drawn is reduced from $562,500 to $495,000 million under each facility; (ii) in addition to the guarantee already provided by the Company Ocean Rig UDW provided an unlimited recourse guarantee that will include certain financial covenants that will apply quarterly to Ocean Rig UDW; (iii) the Company is permitted to draw under the facility with respect to the Ocean Rig Poseidon based upon the employment of the drillship under its drilling contract with Petrobras Tanzania, and on April 27, 2010, the cash collateral deposited for this vessel was released; and (iv) the Company will be permitted to draw under the facility with respect to the Ocean Rig Mykonos provided it has obtained suitable employment for such drillship no later than August 2011. While the contract with Petrobras Brazil for the Ocean Rig Mykonos, does not satisfy the minimum dayrates and terms required under the facility for the construction of the Ocean Rig Mykonos, the lenders have agreed to amend the terms of the credit facility, subject to the completion of definitive documentation, based on the Petrobras Brazil contract to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos and the release of the cash collateral deposited for the drillship. The Company signed definitive documentation to amend this credit facility on August 10, 2011.

Term bank loans
Term loan outstanding as December 31,2010 and June 30, 2011 amounted to $446,801 and $ 1,310,145, respectively. The bank loans are payable in U.S. Dollars in quarterly and semi-annual installments with balloon payments due at maturity between January 2015 and November 2020. Interest rates on the outstanding loans as at June 30, 2011 are based on LIBOR plus a margin.

The weighted-average interest rates on the above outstanding loans, credit facilities and convertible senior notes for the applicable periods were 4.44% for the six-month period ended June 30, 2010 and 5.73% for the six-month period ended June 30, 2011, respectively.

On February 7, 2011, the Company entered into a $70,000 term loan facility to partially finance the acquisition cost of the newbuilding tankers Saga and Vilamoura. The loan bears interest at LIBOR plus a margin, and is repayable in twenty quarterly installments plus a balloon payment through February 2016. As of June 30, 2011, the Company has drawn down the full amount available under this facility.

On April 18, 2011, the Company entered into an $800,000 syndicated secured term loan facility to partially finance the construction costs of the Ocean Rig Corcovado and the Ocean Rig Olympia. This facility has a five year term and is repayable in 20 quarterly installments plus a balloon payment payable with the last installment.  The facility bears interest at LIBOR plus a margin. The facility is guaranteed by the Company and Ocean Rig UDW and imposes certain financial covenants on both entities. On April 20, 2011, Ocean Rig UDW drew down the full amount of this facility and prepaid the outstanding balance of its existing $325,000 Bridge Loan Facility.

On April 20, 2011, the Company entered into a $32,313 secured term loan facility to partially finance the acquisition cost of the newbuilding tanker Daytona. The loan bears interest at LIBOR plus a margin, and is repayable in twenty four quarterly installments plus a balloon payment through April 2017. As of June 30, 2011, the Company has drawn down the full amount available under this facility.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8. Long-term Debt – (continued):

The above loans are secured by a first priority mortgage over the vessels, corporate guarantee, a first assignment of all freights, earnings, insurances and requisition compensation. The loans contain covenants including restrictions, without the bank's prior consent, as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels, change in the general nature of the Company's business. In addition, some of the vessels owning companies are not permitted to pay any dividends to DryShips nor DryShips to its shareholders without the lender's prior consent. The loans also contain certain financial covenants relating to the Company's financial position, operating performance and liquidity. The Company's secured credit facilities impose operating and negative covenants on the Company and its subsidiaries. These covenants may limit Dryships' subsidiaries' ability to, among other things, without the relevant lenders' prior consent (i) incur additional indebtedness, (ii) change the flag, class or management of the vessel mortgaged under such facility, (iii) create or permit to exist liens on their assets, (iv) make loans, (v) make investments or capital expenditures, and (vi) undergo a change in ownership or control.

Total interest incurred on long-term debt, including capitalized interest, for the six-month periods ended June 30, 2010 and 2011 amounted to $56,107 and $62,593 respectively. These amounts are included in "Interest and finance costs" in the accompanying consolidated statements of operations (Note 13).

As of June 30, 2011, the Company was in compliance, had waivers or had the ability to remedy breaches, if any, of financial covenants, including loan-to-value ratios related to its credit facilities.

The principal payments required to be made after June 30, 2011, including balloon payments, totaling $3,804,851 due through November 2020, are as follows:

June 30, 2012	$431,712
June 30, 2013	352,068
June 30, 2014	645,719
June 30, 2015	943,476
June 30, 2016 and thereafter	1,431,876
Total principal payments	3,804,851
Less: Financing fees	(216,779)
Total debt	$3,588,072

9. Financial Instruments and Fair Value Measurements:

As of June 30, 2011, the Company had outstanding twenty-nine interest rate swap (IRS), cap and floor agreements, with a notional amount of $2.5 billion. All derivatives are carried at fair value on the consolidated balance sheets at each period end. Balances as of December 31, 2010 and June 30, 2011, are as follows:

	December 31, 2010				June 30, 2011
	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total	Interest Rate Swaps	Forward Freight Agreements	Foreign Currency Forward Contracts	Total
Current Assets	$-	$-	$1,538	$1,538	$-	$185	$1,091	$1,276

Current liabilities	(71,640)	(1,063)	-	(72,703)	(63,837)	-	-	(63,837)

Non current liabilities	(159,376)	-	-	(159,376)	(144,092)	-	-	(144,092)
	$(231,016)	$(1,063)	$1,538	$(230,541)	$(207,929)	$185	$1,091	$(206,653)

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Financial Instruments and Fair Value Measurements-(continued):

Tabular disclosure of financial instruments is as follows:

Fair Values of Derivative Instruments in the Consolidated Balance Sheets:

		Asset Derivatives			Liability Derivatives
Derivatives designated as hedging instruments	Balance Sheet Location	December 31,	June 30,	Balance Sheet Location	December 31,	June 30,
		2010	2011		2010	2011
		Fair value	Fair value		Fair value	Fair value
Interest rate swaps	Financial instruments	$-	$-	Financial instruments non current liabilities	$36,523	$-

Total derivatives designated as hedging instruments		-	-	Total derivatives designated as hedging instruments	36,523	-
Derivatives not designated as hedging instruments
Interest rate swaps	Financial instruments-current assets	-	-	Financial instruments-current liabilities	71,640	63,837
Interest rate swaps	Financial instruments-non current assets	-	-	Financial instruments-non current liabilities	122,853	144,092
Forward freight agreements	Financial instruments-current assets	-	185	Financial instruments current liabilities	1,063	-
Foreign currency forward contracts	Financial instruments-current assets	1,538	1,091	Financial instruments current liabilities	-	-
Total derivatives not designated as hedging instruments		1,538	1,276	Total derivatives not designated as hedging instruments	195,556	207,929
Total derivatives		$1,538	$1,276	Total derivatives	$232,079	$207,929

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Financial Instruments and Fair Value Measurements-(continued):

The Effect of Derivative Instruments on the unaudited interim condensed consolidated statements of operations:

	Amount of Gain/(Loss) Recognized in Other Comprehensive Income on Derivative (Effective Portion)
Derivatives designated for cash flow hedging relationships	Six-month period June 30, 2010	Six-month period June 30, 2011
Interest rate swaps – Unrealized gains/(losses)	$(9,707)	$-
Interest rate swaps – Realized gains/(losses) associated with capitalized interest	(4,980)	-
Total	$(14,687)	$-

During the six-month periods ended June 30, 2010 and 2011, the losses transferred from OCI into the statement of operations were $6,198 and $6,670, respectively. The estimated net amount of existing losses at June 30, 2011 that will be reclassified into earning within the next twelve months related with cash flow hedges is $13,610.
.
		Amount of Gain/(Loss)
Derivatives not designated as hedging instruments	Location of Gain or (Loss) Recognized	Six-month period June 30, 2010	Six-month period June 30, 2011
Interest rate swaps	Gain/(loss) on interest rate swaps	$(98,427)	$(39,775)
Forward freight agreements	Other, net	(3,962)	1,123
Foreign currency forward contracts	Other, net	(3,318)	(446)
Total		$(105,707)	$(39,098)

ASC 815, 'Derivatives and Hedging' requires companies to recognize all derivatives instruments as either assets or liabilities at fair value in the statement of financial position. Effective January 1, 2011 the Company removed the designation of the cash flow hedges and discontinued hedge accounting for the associated interest rate swaps.

For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in the accompanying consolidated statements of operations. Changes in the fair value of derivative instruments that have not been designated as hedging instruments are reported in the accompanying consolidated statements of operations.

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest rate loans and credit facilities. The Company enters into forward freight agreements (FFAs) and foreign currency forward contracts in order to manage risks associated with future hire rates and fluctuations in foreign currencies, respectively.

The carrying amounts of cash and cash equivalents, restricted cash, trade accounts receivable and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities. The carrying value approximates the fair market value for the floating rate loans. The fair value of the interest rate swaps was determined using a discounted cash flow method based on market-based LIBOR swap yield curves, taking into account current interest rates and the creditworthiness of both the financial instrument counterparty and the Company. The fair value of the FFAs was determined based on quoted rates. The fair value of foreign currency forward contracts was based on the forward exchange rates.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

9. Financial Instruments and Fair Value Measurements - (continued):

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market- based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The following table summarizes the valuation of assets and liabilities measured at fair value on a recurring basis as of the valuation date.

	June 30, 2011	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Recurring measurements:
Interest rate swaps-liability position	$(207,929)	-	(207,929)	$-
Forward freight agreements – asset position	185	185	-	-
Foreign currency forward contracts – asset position	1,091	1,091	-	-
Total	$(206,653)	1,276	(207,929)	$-

The following table summarizes the valuation of our assets measured at fair value on a non-recurring basis as of the valuation date.
	June 30, 2011	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)	Gain/(Loss)
Non Recurring measurements:
Long-lived assets held and used	$69,900	-	69,900	-	$(106,187)
Assets held for sale	20,200	-	20,200	-	(5,917)
Total	$90,100	-	90,100	-	$(112,104)

In accordance with the provisions of relevant guidance, four long-lived assets held and used and one asset held for sale with a carrying amount of $176,087 and $26,117, respectively, were written down to their fair value as determined based on the agreed sale prices, resulting in an impairment charge of $112,104, which was included in the accompanying unaudited interim condensed consolidated statement of operations for the six month period ended June 30, 2011.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

10. Common Stock, Preferred Stock and Additional Paid-in Capital:

Issuance of Series A preferred stock

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW.  The aggregate face value of these shares was $280,000 and the fair value of the Preferred Stock was determined by management to be $268,000.

The Company determined that the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW was more reliably measurable than the fair value of the preferred stock issued. The Company determined that $318,000 was the fair value of the 25% of the outstanding common shares of Ocean Rig UDW in accordance with fair value guidance by weighting the fair values derived using the following three valuation methods: (i) fair value of the net assets of Ocean Rig UDW; (ii) discounted cash flow method; and (iii) comparable company approach. Based on the foregoing, the Company recorded the preferred stock at $268,000, which was calculated as the fair value of the 25% of the total issued and outstanding capital stock of Ocean Rig UDW of $318,000 less cash consideration of $50,000.

The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Dividends are payable in preferred stock or cash, if cash dividends have been declared on common stock. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion.

Each share of this instrument mandatorily converts into shares of the Company's common stock proportionally, upon the contractual delivery of each of the four newbuilding ultra deepwater drillships at a premium of 127.5% of the original purchase price. Furthermore, each share of this instrument can also be converted into shares of the Company's common stock at any time at the option of the holder at a conversion rate of 1.0:0.7.

On February 14, 2011 and following the delivery of the Ocean Rig Corcovado, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the cumulative accrued stock dividend as of December 31, 2010 was converted into 5,158,762 shares of Series A Convertible Preferred Stock. On April 12, 2011 and following the delivery of Ocean Rig Olympia, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the unpaid cumulative accrued stock dividend for the period from January 1, to March 31, 2011, associated with the Series A Convertible Preferred Stock was paid through the issuance of 644,844 shares of Series A Convertible Preferred Stock. As of June 30, 2011, the fair value of the accrued stock dividends amounted to $3,930.

11. Equity incentive plan:

On January 16, 2008, the Company's Board of Directors approved the 2008 Equity Incentive Plan (the "Plan"). Under the Plan, officers, key employees, and directors are eligible to receive awards of stock options, stock appreciation rights, restricted stock, restricted stock units, phantom stock units and unrestricted stock. On January 25, 2010 the Company's Board of Directors amended the 2008 Equity Incentive Plan to provide that a total of 21,834,055 common shares be reserved for issuance.

On January 25, 2010, 4,500,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of the Chief Executive Officer services rendered during 2009 as well as for anticipated contribution of such services during the years 2010, 2011 and 2012. The shares vest over a period of three years, with 1,000,000 shares to vest on the grant date; 1,000,000 shares to vest on December 31, 2010 and 2011, respectively; and 1,500,000 shares to vest on December 31, 2012. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $6.05 per share. As of June 30, 2011, 2,000,000 of these shares have been vested.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11. Equity incentive plan – (continued):

On March 5, 2010, 2,000 shares of non-vested common stock and 1,000 shares of vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vest in annual installments of 1,000 shares on March 5, 2010, December 31, 2010 and 2011, respectively. The shares were issued during July 2010 and the fair value of each share, on the grant date, was $5.66. As of June 30, 2011, 2,000 of these shares have been vested.

On January 12, 2011, 9,000,000 shares of non-vested common stock out of 21,834,055 shares reserved under the Plan were granted to Fabiana as a bonus for the contribution of the Chief Executive Officer services rendered during 2010. The shares vest over a period of eight years, with 1,000,000 shares to vest on the grant date and 1,000,000 shares to vest annually on December 31, 2011, through 2018, respectively. The stock-based compensation is being recognized to expenses over the vesting period and based on the fair value of the shares on the grant date of $5.50 per share. As of June 30, 2011, 1,000,000 of these shares have been vested.

On February 4, 2011, 15,000 shares of non-vested common stock out of the 21,834,055 shares reserved under Plan were granted to an executive of the Company. The shares vest over a period of three years, with 5,000 shares to vest annually on December 31, 2011 to 2013. The fair value of each share, on the grant date, was $5.01. As of June 30, 2011 none of these shares have vested.

A summary of the status of the Company's non vested shares as of December 31, 2010 and movement during the six-month period ended June 30, 2011 is presented below. No shares were forfeited in 2011.
	Number of non vested shares	Weighted average grant date fair value per non vested shares
Balance as at January 1, 2011	2,531,198	$6.04
Granted	9,015,000	5.50
Vested	(1,029,148)	5.47
Balance June 30, 2011	10,517,050	$5.63

As of December 31, 2010 and June 30, 2011, there was $9,414 and $43,275, respectively, of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of eight years. Total compensation expense recognized amounts to $17,707 and $15,711 and is recorded in "General and administrative expenses", in the accompanying unaudited interim condensed consolidated statements of operations for the six-month periods ended June 30, 2010 and 2011, respectively. The total fair value of shares vested during the six-month periods ended June 30, 2010 and 2011 was $6,966 and $5,643, respectively.

12. Commitments and contingencies

12.1 Legal proceedings
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business.

In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Except as described below, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

In November 2008, Annapolis Shipping Company Limited of Malta, a subsidiary of DryShips Inc. and seller of the vessel Lacerta to China National Machinery Import & Export Corporation on behalf of Qingdao Shunhe Shipping Co. Ltd of China (the "Buyers"), commenced arbitration proceedings against the Buyers because they failed to comply with their obligations under the memorandum of agreement and to take delivery of the vessel. The buyers responded by raising the issue of change of place of delivery. No quantification of the above claim and counter-claim may be given presently.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Commitments and contingencies – (continued):

12.1 Legal proceedings - continued

On July 17, 2008, the Company entered into an agreement to sell the Toro, a 1995-built 73,034 dwt Panamax drybulk carrier, to Samsun Logix Corporation, “Samsun”, for the price of approximately $63,400. On January 29, 2009, the Company reached an agreement with the buyers whereby the price was reduced to $36,000. As part of the agreement, the buyers released the deposit of $6,300 to the Company immediately and were required to make a new deposit of $1,500 towards the revised purchase price. On February 13, 2009, the Company proceeded with the cancellation of the sale agreement due to the buyers' failure to pay the new deposit of $1,500. In February 2009, Samsun was placed in corporate rehabilitation. In February 2010 Samsun's plan of reorganization was approved by its creditors. As part of this plan the Company will recover a certain percentage of the agreed-upon purchase price. As this is contingent on the successful implementation of the plan of reorganization, the Company is unable to estimate the impact on the Company's financial statements.

On March 5, 2009, a complaint against the Company's Board of Directors and a former director was filed in the High Court of the Republic of the Marshall Islands for an unspecified amount of damages alleging that such directors had breached their fiduciary duty of good faith in connection with the termination of the acquisition of four Panamax drybulk carriers and nine Capesize drybulk carriers. The complaint, which was amended on August 14, 2009, also seeks the disgorgement of all payments made in connection with the termination of these acquisitions. The Company filed a motion for an early dismissal of this complaint. This motion to dismiss the complaint was granted by the High Court in February 2010. On March 16, 2010, the claimant filed with the Supreme Court of the Republic of the Marshall Islands a Notice of Appeal against the Order of the High Court. Appeal was heard on April 6, 2011. The Supreme Court is expected to deliver its decision within the next few months.

On May 3, 2010, the Capitola was detained by the United States Coast Guard at the Port of Baltimore, Maryland. The alleged deficiencies involved in the detention related to a suspected by-pass of the vessel's oily water separating equipment and related vessel records. The relevant vessel owning subsidiary of the Company and Cardiff posted security in the amount of $1.5 million for release of the vessel from detention. During 2011 the U.S. District Court in Maryland has resolved a case in which Cardiff, the former manager of the Capitola, a drybulk vessel operated by DryShips, entered into a comprehensive settlement with the U.S. Department of Justice in connection with an investigation into MARPOL violations involving that vessel. Cardiff's plea agreement with the U.S. Department of Justice involved the failure to record certain discharges of oily water and oil residues in the ship's Oil Record Book. The court ordered Cardiff to pay a fine and to implement an Environmental Compliance Plan, “ECP”. It has been agreed that the Company’s current vessel manager, TMS Bulkers, will carry out the ECP for the DryShips' vessels. The ECP will strengthen the commitment of TMS Bulkers to environmental compliance in every phase of its operation, including the operation of the DryShips' vessels. The court applied a fine of approximately $2,400 part of which amounting to approximately $2,000 has been reimbursed by the Company to Cardiff.

The Company's drilling rig, Leiv Eiriksson, operated in Angola during the period 2002 to 2007. The Company understands that the Angolan government has retroactively levied import/export duties for two import/export events during the period 2002 to 2007 estimated between $5 million to $10 million. The Company believes that the assessment of duties is without merit and that the Company will not be required to pay any material amount.

The vessels Capri, Capitola and Samatan, are on long term time charters to Korea Line Corporation ("KLC") pursuant to charterparties dated May 6, 2008, March 3, 2008 and March 3, 2008 (the "Original Charterparties") per each vessel respectively. On January 25, 2011, KLC filed with the 4th Bankruptcy Division of the Seoul Central District Court (the "Seoul Court") an application for rehabilitation pursuant to the Debtor Rehabilitation & Bankruptcy Act. On February 15, 2011 KLC's application was approved by the Seoul Court, and Joint Receivers of KLC were appointed.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

12. Commitments and contingencies – (continued):

12.1 Legal proceedings - continued

Upon and with effect from March 14, 2011, the shipowning companies' Original Charterparties with KLC were terminated by the Joint Receivers, and the shipowning companies entered into New Charterparties with the Joint Receivers at reduced rates of hire and others terms, with the approval of the Seoul Court. On April 1, 2011, the shipowning companies filed claims in the corporate rehabilitation of KLC for (i) outstanding hire due under the Original Charterparties, and (ii) damages and loss caused by the early termination of the Original Charterparties.

12.2 Purchase obligations:

The following table sets forth the Company's contractual obligations and their maturity dates as of June 30, 2011.

Obligations:	Total	1st year	2nd year	3rd year	4th year
Vessel shipbuilding contracts	$611,965	$353,920	$152,645	$105,400	$-
Drillship shipbuilding contracts plus owners furnished equipment	1,711,623	614,725	1,096,898	-	-
Total obligations	$2,323,588	$968,645	$1,249,543	$105,400	$-

12.3 Contractual charter revenue

Future minimum contractual charter revenue, based on vessels and rigs committed to non-cancelable, long-term time and bareboat charter contracts as of June 30, 2011, amounts to $540,225 during 2012, $848,940 during 2013, $451,365 during 2014, $370,258 during 2015 and $141,851 during 2016 and thereafter. These amounts do not include any assumed off-hire.

12.4 Rental payments

The Company leases office space in Athens, Greece, from a son of George Economou. As of June 30, 2011, the future obligations amount to $28 for the twelve months ending June 30, 2012, $28 for twelve months ending June 30, 2013, $28 for twelve months ending June 30, 2014, $28 for twelve months ending June 30, 2015, and $21 for twelve months ending June 30, 2016. The contract expires in 2016.

The Company's majority-owned subsidiary, Ocean Rig UDW, entered into a five year office lease agreement with Vestre Svanholmen 6 AS which commenced on July 1, 2007. This lease includes an option for an additional five years term which must be exercised at least six months prior to the end of the term of the contract which expires in June 2012. Ocean Rig UDW also entered a three year office lease with a third party in Nicosia, Cyprus which commenced on September 1, 2010. As of June 30, 2011, the future obligations amount to $468 for the twelve months ending June 30, 2012, $368 for twelve months ending June 30, 2013, $33 for twelve months ending June 30, 2014, $33 for twelve months ending June 30, 2015, and $24 for twelve months ending June 30, 2016. The contract expires in 2016.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13. Interest and finance Costs:

The amounts in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Six month period
	June 30,
	2010	2011
Interest on long-term debt	$56,107	$62,593
Amortization and write-off of financing fees	4,208	18,326
Amortization of convertible notes discount	10,831	16,260
Amortization of share lending agreement-notes issuance costs	930	1,476
Other	4,381	5,158
Capitalized interest	(36,310)	(39,354)
Total	$40,147	$64,459

14. Segment information:

The Company has three reportable segments of which it derives its revenues from: Drybulk Carrier, Tanker and Drilling Rig segments. The reportable segments reflect the internal organization of the Company and are a strategic business that offers different products and services. The Drybulk business segment consists of transportation and handling of Drybulk cargoes through ownership and trading of vessels. The Drilling Rig business segment consists of trading of the drilling rigs through ownership and trading of such drilling rigs. The Tanker business segment consists of vessels for the transportation of crude and refined petroleum cargoes.

The accounting policies followed in the preparation of the reportable segments are the same as those followed in the preparation of the Company's consolidated financial statements.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

14. Segment information – (continued):

 The Company measures segment performance based on net income. Summarized financial information concerning each of the Company's reportable segments is as follows:

	Drybulk Segment		Tanker Segment		Drilling Rigs Segment		Total
	As of and for the six- month period ended June 30,		As of and for the six-month period ended June 30,		As of and for the six-month period ended June 30,		As of and for the six-month period ended June 30,
	2010 (as restated)	2011	2010 (as restated)	2011	2010 (as restated)	2011	2010 (as restated)	2011
Revenues from external customers (comparable period restated)	$229,169	$190,128	$-	$5,348	$189,228	$235,955	$418,397	$431,431
Income tax expense	-	-	-	-	(11,938)	(9,778)	(11,938)	(9,778)
Net income/(loss) (comparable period restated)	(6,228)	(96,665)	$-	(563)	38,968	11,415	32,740	(85,813)

	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011	December 31, 2010	June 30, 2011
Total assets	$2,470,323	$2,177,633	$124,266	$319,435	$4,389,905	$5,370,408	$6,984,494	$7,867,476

15. Earnings per share:

The Company calculates basic and diluted earnings per share as follows:

	Six-months period ended June 30,
	2010 (as restated)			2011
	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share	Income (numerator)	Weighted- average number of outstanding shares (denominator)	Amount per share
Net income/(loss) attributable to DryShips Inc.	$32,740	-	-	$(88,324)	-	-
Less: Series A Convertible
Preferred stock dividends	(6,444)	-	-	(3,930)	-	-
Less: Non- vested common stock dividends declared and undistributed earnings	(318)	-	-	-	-	-
Basic and diluted EPS
Income available to common stockholders	$25,978	255,012,737	$0.10	$(92,254)	344,259,487	$(0.27)

On July 15, 2009, the Company issued 52,238,806 shares of its Series A Convertible Preferred Stock under its agreement to acquire the remaining 25% of the total issued and outstanding capital stock of Ocean Rig UDW (Note 10). The aggregate face value of these shares was $280,000. The Series A Convertible Preferred Stock accrues cumulative dividends on a quarterly basis at an annual rate of 6.75% of the aggregate face value. Such accrued dividends are payable in additional shares of preferred stock immediately prior to any conversion. On February 14, 2011 and following the delivery of Ocean Rig Corcovado, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the unpaid cumulative accrued stock dividend

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

15. Earnings per share – (continued):

as of December 31, 2010 associated with the Series A Convertible Preferred Stock was paid through the issuance of 5,158,762 shares of Series A Convertible Preferred Stock. On April 12, 2011 and following the delivery of Ocean Rig Olympia, 25% of the shares of Series A Convertible Preferred Stock held by each holder, amounting to 13,059,701 were converted, at the conversion price, into 10,242,903 shares of common stock. On the same date the unpaid cumulative accrued stock dividend for the period from January 1, to March 31, 2011, associated with the Series A Convertible Preferred Stock was paid through the issuance of 644,844 shares of Series A Convertible Preferred Stock. As of June 30, 2011, the aggregate fair value of the unpaid stock dividends associated with the Series A Convertible Preferred Stock amounted to $3,930.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities and, thus, are included in the two-class method of computing earnings per share. For the six months period ended June 30, 2011, the Company had a net loss from continuing operations and therefore the effect of the non-vested common stock outstanding under the Company’s 2008 Equity Incentive Plan was anti-dilutive and is not included in shares outstanding for purposes of computing diluted earnings per share.

For the six-month period ended June 30, 2010 and 2011, Series A Convertible Preferred Stock and non-vested, participating restricted common stock were not included in the computation of diluted earnings per share because the effect is anti-dilutive.

The warrants were not included in the computation of diluted earnings per share because the effect is anti-dilutive for the six month periods ended June 30, 2010 and 2011 since they are out-of-the-money. In relation to the Convertible Senior Notes due in fiscal year 2014 (Note 8), upon conversion, the Company may settle its conversion obligations, at its election, in cash, shares of Class A common stock or a combination of cash and shares of Class A common stock. The Company has elected on conversion, any amount due up to the principal portion of the notes to be paid in cash, with the remainder, if any, settled in shares of Class A common shares. Based on this presumption, and in accordance with ASC 260 "Earnings Per Share", any dilutive effect of the Convertible Senior Notes under the if-converted method is not included in the diluted earnings per share presented above. As of June 30, 2011, none of the shares were dilutive since the average share price for the period the Notes were issued until June 30, 2011 did not exceed the conversion price. The 26,100,000 loaned shares of common stock issued during 2009 and the 10,000,000 issued during 2010 are excluded in computing earnings per share as no default has occurred as set out in the share lending agreement.

16. Comprehensive income/(loss):

The amounts for total comprehensive income/ (loss) are analyzed as follows:

	Comprehensive income/(loss) attributable to the parent	Comprehensive income/(loss) attributable to the non controlling interest	Total comprehensive income/ (loss)

Six-month period ended June 30, 2010(as restated)	$17,703	-	$17,703
Six-month period ended June 30, 2011	$(83,073)	4,010	$(79,063)

The difference between the amounts of Total comprehensive income/(loss) as presented above and Net income/(loss) for both periods presented in the accompanying unaudited interim condensed consolidated financial statements, is mainly associated with the changes in fair value of interest rate swaps which were previously designated as hedging instruments (Note 9).

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.  Subsequent Events:

17.1 On June 2, July 1, July 15 and August 24, 2011, the Company concluded the Memorandum of Agreements for the sale of the vessels La Jolla, Conquistador, Brisbane, Samsara and Toro for a sale price of $90,100 in the aggregate. The Company, except from the vessel La Jolla, has not classified the above vessels as "held for sale" in the accompanying June 30, 2011 consolidated balance sheet, as all criteria required for their classification as "Vessels held for sale" were not met. An impairment loss of $112,104 in the aggregate was recognized as a result of the reduction of the vessels' carrying amount to their fair value less cost to sell. The vessels La Jolla, Conquistador and Samsara were delivered to their new owners on July 20, July 25 and August 24, respectively, while the two remaining vessels are expected to be delivered to their new owners during the third and fourth quarter of 2011.

17.2 On July 20, 2011, the Company entered into contracts with Petrobras Brazil for the Ocean Rig Corcovado and the Ocean Rig Mykonos for drilling operations offshore Brazil. The term of each contract is 1,095 days, with a total combined value of $1.1 billion. The contract for the Ocean Rig Mykonos is scheduled to commence directly after delivery of the drillship in September 2011 and the contract for the Ocean Rig Corcovado is scheduled to commence upon the expiration of the drillship's current contract with Cairn.

17.3 On July 26, 2011, the Company entered into a definitive agreement to acquire 100% of the shares of OceanFreight Inc. (“OceanFreight”), a company listed on NASDAQ with the ticker OCNF and a fleet comprised of four Capesize bulk carriers, two Panamax bulk carriers, and five Very Large Ore Carriers scheduled for delivery in 2012 and 2013.  OceanFreight shareholders will be paid $11.25 per share in cash and they will also receive 0.52326 shares of Ocean Rig UDW Inc. for every share they own of OceanFreight.  The Company will also assume $143 million dollars in debt as a result of this transaction.  On August 24, 2011, the Company acquired 3,000,856 shares of OceanFreight Inc. from entities controlled by Mr. Anthony Kandylidis.  These shares represent a majority of the outstanding shares of OceanFreight.

17.4 On July 28, 2011 the Company took delivery of its newbuilding drillship, the “Ocean Rig Poseidon”, the third of four sixth generation, ultradeepwater sister drillships being constructed by Samsung. In connection with the delivery of the Ocean Rig Poseidon, the final yard installment of $309.3 million was paid, which was financed with additional drawdowns in July 2011 under the Company’s credit facility.

17.5 Pursuant to the terms of the Securities Purchase Agreement, dated July 9, 2009, by and among the Company and Entrepreneurial Spirit Holdings Inc. and the sellers listed therein, and the Certificate of Designations of Rights, Preferences and Privileges of Series A Convertible Preferred Stock of the Company, all of the conditions for the mandatory conversion of 25% of the Company’s Series A Convertible Preferred Stock were met on July 31, 2011, the contractual delivery date of the Ocean Rig Poseidon.

DRYSHIPS INC.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2011
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

17.  Subsequent Events:

17.6 On August 4, 2011, the Company’s Board of Directors announced that it approved the partial spin-off of its interest in Ocean Rig UDW.  The Company will distribute approximately 2,967,359 shares of common stock of Ocean Rig UDW to existing shareholders. The number of shares of common stock of Ocean Rig UDW to be distributed for each share of common stock of the Company will be determined by dividing 2,967,359 by the aggregate number of issued and outstanding shares of common stock of the Company on September 21, 2011, the record date for the distribution.  Ocean Rig UDW has applied to list its common stock on the NASDAQ Global Select Market.

17.7 On August 10, 2011, the Company amended the terms its $495.0 million credit facility for the construction of the Ocean Rig Mykonos to allow for full draw downs to finance the remaining installment payments for the Ocean Rig Mykonos based on the Petrobras Brazil contract and on August 10, 2011, the cash collateral deposited for the drillship was released. The amendment also requires that the Ocean Rig Mykonos be re-employed under a contract acceptable to the lenders meeting certain minimum terms and dayrates at least six months, in lieu of 12 months, prior to the expiration of the Petrobras Brazil contract.  All other material terms of the credit facility were unchanged.

17.8 On August 26, 2011, the Company commenced an offer to exchange up to 28,571,428 new common shares of Ocean Rig UDW that have been registered under the Securities Act of 1933, as amended, for an equivalent number of common shares of Ocean Rig UDW, previously sold in a private offering made in December 2010 to both non-U.S. persons in Norway in reliance on Regulation S under the Securities Act and to qualified institutional buyers in the United States in reliance on Rule 144A under the Securities Act , pursuant to a registration statement on Form F-4 (File No. 333-175940) of Ocean Rig UDW filed with the Commission on August 1, 2011, as amended by Amendment No. 1 to Form F-4 and Post-Effective Amendment No. 1 to Form F-4 filed with the Commission on August 17, 2011 and August 30, 2011, respectively.